UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

Of the Kingdom of Sweden

Date of end of last fiscal year: December 31, 2005

Securities registered as of December 31, 2005

	Amounts as to Which	Names of Exchanges
Title of Issue	Registration is Effective	on Which Registered
Kingdom of Sweden	$200,000,000	New York
12% Bonds Due 2010		Stock Exchange

Kingdom of Sweden	$600,000,000	New York
11 1/8% Bonds with		Stock Exchange
warrants Due 2015

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Charlotte Rydin

General Counsel

RIKSGÄLDSKONTORET

SE-103 74 STOCKHOLM

Sweden

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

There has been no such failure.

2. A statement as of the close of the last fiscal year of the registrant giving total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item).

The total principal amount of direct internal funded debt of the registrant outstanding as of December 31, 2005 was Swedish kronor (SEK) 816,509,796,000.(1)

In addition, there were outstanding various internal loans, in a total amount of SEK 610,082,850,000 guaranteed by the registrant as to principal and interest.

(1) Such debt does not include debt of State-owned companies, public enterprises or local authorities.

(b) External funded debt of the registrant. (Total to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)(1)

The total principal amount of direct external funded debt of the registrant outstanding as of December 31, 2005 was as follows: (in thousands)

U.S. dollars (USD)	6,879,895
Australian dollars (AUD)	558,000
Canadian dollars (CAD)	350,000
Swiss francs (CHF)	700,000
Euro (EUR)	6,394,764
Pounds sterling (GBP)	211,598
Japanese yen (JPY)	68,700,000
New Zealand (NZD)	350,000

In addition, there were outstanding various external loans, which are guaranteed by the registrant as to principal and interest. The total principal amount of these contingent liabilities outstanding as of December 31, 2005 was as follows: (in thousands)

External Debt Guaranteed by the Kingdom of Sweden
U.S. dollars (USD)	2,487,903
Euro (EUR)	7,390,723
Danish kroner (DKK)	500,169
Pounds sterling (GBP)	371,680
Japanese yen (JPY)	23,100,000
Norwegian kroner (NOK)	8,235,000
Swiss franc (CHF)	52,000
Australian dollar (AUD)	250,000
Special Drawing Rights and Unit of Accounts (SDR, UA)	426,777

(1)             Such debt does not include debt of State-owned companies, public enterprises or local authorities.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Internal funded debt as of December 31, 2005(1)
(Payable in SEK)

Title and Interest Rate		Date of Issue		Year of Final Maturity	Principal Amount Outstanding
					(thousands of SEK)
Treasury Bonds:
3.5% of 1999		4/20	1999	2006	35,315,625
6.5% of 1996		10/25	1996	2006	1,072,870
8% of 1995		8/15	1995	2007	79,901,220
6.5% of 1997		5/5	1997	2008	56,782,755
Index linked 4% bonds of 1995	(2)	12/1	1995	2008	34,260,365
9% of 1993		4/20	1993	2009	1,042,620
5% of 1998		1/28	1998	2009	71,620,420
4% of 2004		3/15	2004	2009	49,989,845
5.25% of 2000		11/8	2000	2011	58,033,535
5.5% of 2002		3/13	2002	2012	44,695,550
Index linked 1% bonds of 2005		9/27	2005	2012	11,706,887
6.75% of 1997		5/5	1997	2014	63,773,965
Index linked zero coupon bonds of 1994	(2)	4/1	1994	2014	12,602,646
Index linked 3.5% bonds of 1998	(2)	12/1	1998	2015	64,072,998
4.5% of 2004		9/6	2004	2015	36,489,260
3% of 2005		9/19	2005	2016	25,991,295
Index linked 4% bonds of 1995	(2)	12/1	1995	2020	40,430,046
5% of 2004		1/28	2004	2020	38,703,400
Index linked 3.5% bonds of 1997	(2)	12/1	1997	2028	3,451
Index linked 3.5% bonds of 1998	(2)	12/1	1998	2028	42,690,346
Assumed nominal bond loans				2011	5,030,697
Total Treasury Bonds					774,209,796
Lottery Bonds:(3)
3.75% of 1998		7/10	1998	2006	3,400,000
2.10% of 2003		12/5	2003	2006	5,500,000
2.8% of 2002		12/13	2002	2007	3,500,000
2% to 6% of 1999	(4)	4/26	1999	2007	3,700,000
1.8% of 2004		11/5	2004	2007	4,900,000
2.40% of 2003		5/21	2003	2008	4,200,000
3.3% of 1998		11/27	1998	2008	3,900,000
2.3% of 2004		4/20	2004	2009	4,600,000
1.8% of 2005		4/22	2005	2009	4,800,000
1.5% of 2005		11/30	2005	2010	3,800,000
Total Lottery Bonds					42,300,000
Total Internal Funded Debt					816,509,796

(1)             No amortization or sinking fund provision.

(2)             At time of issue paid in discounted amount.

(3)             Lottery bonds do not bear interest; bonds are selected by lot (two or three times a year) to receive prizes. The interest rate indicated is the aggregate amount of prizes paid annually as a percentage of the nominal value of the bond. The principal amount of each bond is paid at maturity.

(4)             The aggregate amount of prizes paid annually is floating.

Internal Debt Guaranteed by the Kingdom of Sweden as of December 31, 2005
(Payable in SEK)

Principal Amount Outstanding
(thousands of SEK)
Standing Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Svenska Skeppshypotekskassan (Swedish Ships’ Mortgage Bank)	350,000
Fonden för den mindre skeppsfarten (small shipping fund)	55,000
AB Svensk Exportkredit (Swedish Export Credit Corporation)	600,000
Statens Bostadsfinansiering AB (The National Swedish Housing Finance Corporation)	7,000,000
Others	1,000
Total	8,006,000
Other Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Pension guarantees	9,504,865
Venantius AB (housing finance)	216,000
Öresundsbro Konsortiet (bridge and tunnel construction)	8,897,701
Green Cargo (railway cargo company)	170,000
Others	95,284
Total	18,883,850
Guarantees of the State Acting Through the Following State Agencies other than Riksgäldskontoret:
Insättningsgarantinämnden (Deposit Guarantee Board)	490,000,000
Exportkreditnämnden (The Swedish Export Credit Guarantee Board)	82,962,000
Bostadskreditnämnden (The National Housing Credit Guarantee Board)	7,129,000
Sida (Swedish International Development Agency)	1,783,000
Others	1,319,000
Total	583,193,000
Total Internal Guaranteed Debt	610,082,850

External Funded Debt as of December 31, 2005
(Payable in Foreign Currencies)

Title and Interest Rate	Date of Issue		Year of Final Maturity	Principal Amount Outstanding	Equivalent in SEK(1)
				(in thousands)
US Dollars				USD
3.375% Bonds of 2003	9/4	2003	2007	500,000
2.500% Bonds of 2004	8/28	2007	2007	400,000
3.000% Bonds of 2003	5/12	2003	2008	1,100,000
6.125% Bonds of 1998	1/2	1998	2008	500,000
4.0% Bonds of 2005	3/24	2005	2008	600,000
4.375% Bonds of 2005	10/19	2005	2009	1,250,000
3.875% Bonds of 2002	10/15	2002	2009	1,300,000
Serial Zero Coupon Bonds of 1984	(2) 4/4	1984	2009	111,832
12% Bonds of 1985	2/6	1985	2010	43,396
3,875% Bonds of 2005	1/25	2005	2010	1,000,000
11.125% Bonds of 1985	6/12	1985	2015	67,081
10.25% Bonds of 1985	11/16	1985	2015	7,586
Total US Dollars				6,879,895	53,095,804

Japanese Yen				JPY
4.05% (AUD) Bonds of 1996	5/30	1996	2006	10,000,000
3.6% (AUD) Bonds of 1996	5/30	1996	2006	10,000,000
3.6% (AUD) Bonds of 1996	7/11	1996	2006	9,000,000
4% (AUD) Bonds of 1996	7/25	1996	2006	10,000,000
4.1% (AUD) Bonds of 1996	7/25	1996	2006	10,000,000
3.725% (AUD) Bonds of 1996	7/25	1996	2006	10,000,000
4.1% (AUD) Bonds of 1996	8/14	1996	2006	2,500,000
3.95% (AUD) Bonds of 1996	8/14	1996	2006	4,200,000
3.4% (AUD) Bonds of 1997	5/6	1997	2007	3,000,000
Total Japanese Yen				68,700,000	4,255,571

Swiss Francs				CHF
4.5% Bonds of 1996	9/18	1996	2006	200,000
4% Bonds of 1997	1/31	1997	2007	200,000
4% Bonds of 1997	2/21	1997	2007	300,000
Total Swiss Francs				700,000	3,608,970

Pounds Sterling				GBP
13.5% Bonds of 1983	1/19	1983	2010	44,416
11% Bonds of 1984	10/17	1984	2012	87,000
9.75% Bonds of 1985	11/20	1985	2014	80,182
Total Pounds Sterling				211,598	2,335,920

Euro(3)				EUR
7.35% Bonds of 1996 (ESP)	11/8	1996	2006	48,628
3.50% Bonds of 1999 (EUR)	2/9	1999	2006	2,650,000
Bonds of 1997 (FFR)	(4) 2/13	1997	2007	76,225
6.625% Bonds of 1996 (FFR)	9/30	1996	2008	457,347
6.5% Bonds of 1996 (DEM)	3/5	1996	2008	102,463
5.0% Bonds of 1998 (EUR)	1/28	1998	2009	3,000,000
9.405% Bonds of 1996 (ESP)	4/9	1996	2026	60,101
Total Euro				6,394,764	56,034,134

External Funded Debt as of December 31, 2005
(Payable in Foreign Currencies)

Title and Interest Rate	Date of Issue		Year of Final Maturity	Principal Amount Outstanding	Equivalent in SEK(1)
				(in thousands)
Canadian Dollars				CAD
7% Bonds of 1993	12/1	1993	2008	350,000
Total Canadian Dollars				350,000	2,212,350

New Zealand Dollars				NZD
7% Bonds of 2005	11/21	2005	2007	200,000
6.125% Bonds of 2005	9/20	2005	2010	150,000
Total New Zealand Dollars				350,000	1,926,361

Australian Dollars				AUD
7.875% Bonds of 1997	4/23	1997	2007	100,000
5.25% Bonds of 2005	9/12	2005	2008	150,000
4.96% Bonds of 2004	10/21	2004	2008	108,000
5.75% Bonds of 2005	3/3	2005	2015	200,000
Total Australian Dollar				558,000	3,147,005

Total Public Debt					126,616,115
Non-Public Funded Debt					14,471,032

Total External Funded Debt					141,087,147
Total External Short Term Floating Debt					3,921,100
Unrealised Currency Gains/Loss	(5)				9,088,776
Currency and FX Swaps					149,389,655
Total Debt Denominated in Foreign Currency					303,486,678

(1)             Converted to SEK at the exchange rates in effect on the date of issue.

(2)             Interest rate at the equivalent of 13.125% per annum.

(3)             Original currency of issuance within parentheses.

(4)             Special interest conditions.

(5)             According to exchange rates per December 31, 2005.

External Debt Guaranteed by the Kingdom of Sweden as of December 31, 2005
(Payable in foreign currencies)

		Principal Amount Outstanding	Equivalent in SEK(1)
		(in thousands)
Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Nordiska Investeringsbanken (Nordic Investment Bank)	EUR	700,878	6,609,279
Sovereign States in Eastern and Central Europe	USD	7,125	56,661
Sovereign States in Eastern and Central Europe	EUR	5,657	53,345
Sweden House in St. Petersburg, Russia	USD	11,135	88,551
Venantius AB (housing finance)	NOK	2,335,000	2,745,960
Venantius AB (housing finance)	USD	127,457	1,013,602
Venantius AB (housing finance)	JPY	6,400,000	433,920
Venantius AB (housing finance)	EUR	36,155	340,942
Öresundsbro Konsortiet (bridge and tunnel construction)	GBP	371,680	5,104,096
Öresundsbro Konsortiet (bridge and tunnel construction)	USD	314,971	2,504,807
Öresundsbro Konsortiet (bridge and tunnel construction)	EUR	214,178	2,019,698
Öresundsbro Konsortiet (bridge and tunnel construction)	JPY	16,700,000	1,132,260
Öresundsbro Konsortiet (bridge and tunnel construction)	AUD	250,000	1,458,125
Öresundsbro Konsortiet (bridge and tunnel construction)	DKK	500,169	632,214
Öresundsbro Konsortiet (bridge and tunnel construction)	NOK	5,900,000	6,938,400
Total			31,131,860
Guarantees Issued by the Government:
International Bank for Reconstruction and Development (IBRD)	USD	1,696,200	13,489,031
Multilateral Investment Guarantee Agency (MIGA)	USD	16,208	128,894
European Bank for Reconstruction and Development (EBRD)	EUR	336,300	3,171,309
European Investment Bank (EIB)	EUR	4,655,556	43,901,893
Council of Europe Development Bank (CEB)	EUR	74,315	700,790
Nordic Investment Bank (NIB)	EUR	1,367,684	12,897,260
Inter-American Development Bank (IDB)	USD	314,807	2,503,503
Asian Development Bank (AsDB)	SDR	111,970	1,272,685
African Development Bank (AfDB)	SDR	314,807	3,578,191
Total			81,643,556
Guarantees of the State Acting Through the Following State Agency other than Riksgäldskontoret:
Affärsverket Statens Järnvägar (Swedish State Railways)	CHF	52,000	315,016
Total External Guaranteed Debt			113,090,432

RECAPITULATION OF GUARANTEED DEBT:
Total Internal Guaranteed Debt	610,082,850
Total External Guaranteed Debt	113,090,432
Total Guaranteed Debt	723,173,282

(1)             Converted to SEK at exchange rates in effect as of December 31, 2005 as follows: 7.9525 SEK per USD, 13.7325 SEK per GBP, 0.0678 SEK per JPY, 9.43 SEK per EUR, 1.264 SEK per DKK, 1.176 SEK per NOK, 6.058 SEK per CHF, 5.8325 SEK per AUD and 11.3663 SEK per Units of Account (UA, SDR).

4. a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

The following have been repurchased by the issuer and cancelled and are no longer outstanding (as of December 31, 2005):

12% Bonds of 2/6/1985, due 2010	$156,604,000
11 1/8% Bonds with warrants of 6/12/1985, due 2015	$532,919,000
$689,523,000

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate needs to be furnished only if it is practicable to do so.

Not practicable.

(3) Total amount otherwise outstanding.

As of December 31, 2005:

12% Bonds of 2/6/1985, due 2010	$43,396,000
11 1/8% Bonds with warrants of 6/12/1985, due 2015	$67,081,000
$110,477,000

(b) If a substantial amount is set forth in answer to paragraph (a) (1) above, describe briefly the method employed by the registrant to reacquire such securities.

Securities bought in the market.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

a)                 Internal floating indebtedness of the registrant.
(Total to be stated in the currency of the registrant).

Internal Floating Debt as of December 31, 2005
(Payable in SEK)

Principal amount outstanding
(thousands of SEK)
Treasury Bills	288,301,385
Swaps in SEK	(143,000,000)
Foreign Exchange forwards in SEK	(455,269)
Overnight borrowing	0
Repurchase agreements	22,778,583
National Debt Savings	21,840,706
Total Internal Floating Debt	189,465,405

(1)             At time of issue discounted amount.

RECAPITULATION OF INTERNAL DEBT:
Total Funded Debt	816,509,796
Total Floating Debt	189,465,405
Total Internal Debt	1,005,975,201

b)                 External floating indebtedness of the registrant.
(Total to be stated in the respective currencies in which payable).

External Floating Debt as of December 31, 2005

Title and Interest Rate	Principal Amount Outstanding	Equivalent in SEK(1)
	(thousands)
US Dollars
Eurocommercial Paper Program of 1988(2)		3,921,100
Total US Dollars		3,921,100
Total External Floating Debt		3,921,100

(1)             Converted to SEK at the exchange rates in effect on the date of issue.

(2)             In addition to U.S. dollars, Swiss francs, Japanese yen and Pound sterling, the notes may also be issued in Euro, Australian dollars, Canadian dollars and Danish kroner with a maximum maturity of 365 days.  The interest rates on the notes are variable and a function of market conditions at the time of issuance.

RECAPITULATION OF EXTERNAL DEBT:
Total External Funded Debt	159,212,574
Total External Floating Debt	3,921,100
Total External Debt	163,133,674

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Central Government Revenues and Expenditures(1)

		Fiscal Year 2005
		(millions of SEK)
Revenues
Taxes:
Taxes on income, capital gains and profits	(2)	85,300
Statutory social securities fees		271,400
Taxes on property		37,800
Value added tax		228,500
Petrol tax	(3)	—
Tobacco tax		8,100
Alcoholic beverage tax		10,100
Tax on energy consumption		69,500
Taxes on road traffic		11,000
Other taxes		(39,400)
Total taxes		682,300
Non-tax revenues
Operating surpluses	(4)	10,900
Interest received by the Government		5,800
Other non-tax revenues	(5)	16,500
Total non-tax revenues		33,200

Capital revenues		6,700
Loan repayment		2,300
Computed revenues	(6)	8,700
Contributions from the European Union		12,600
Total other revenues		30,300
Total Revenues		745,800

Exenditures
The Swedish political system		7,673
Economy and fiscal administration		10,972
Tax administration and collection		8,572
Justice		27,025
Foreign policy administration and international co-operation		1,365
Total defence		43,591
International development assistance		22,260
Immigrants and refugees		6,918
Health care, medical care, social services		38,473
Financial security in the event of illness and disability		127,049
Financial security in old age		46,120
Financial security for families and children		55,467
Financial security in the event of unemployment		69,568
Labour market and working life		1,153
Study support		19,779
Education and university research		43,695
Culture, the media, religious organisations and leisure		8,968
Planning, housing supply and construction		8,737

Central Government Revenues and Expenditures(1)

		Fiscal Year 2005
		(millions of SEK)

Regional balance and development		3,286
General environment and conservation		4,254
Energy		1,396
Communications		31,833
Agriculture and forestry, fisheries etc.		17,408
Business sector		3,775
General grant to municipalities		57,325
Interest on Central Government Debt. etc.		32,657
Contribution to the European Community		25,635
Total expenditures (all areas of expenditure)		724,956
Budget deficit		20,844
Transactions outside closed accounts
Net lending by Riksgäldskontoret		10,084
Adjustment to cash basis	(7)	(3,269)
Transfer from the National Pension Fund	(8)	(13,605)
Net borrowing requirement	(9)	14,054

(1)    No receipts/revenues are pledged or otherwise specifically allocated to any issue registered.

(2)

2005
Net personal income taxes	(17,100)
Corporate income taxes	95,800
Other income taxes	6,600

(3)	Petrol tax is included in tax on energy consumption.
(4)	Primarily net surplus of public enterprises, other agencies and the Riksbank and income from lotteries.
(5)	Primarily revenues from real estate investments, dividends on state-owned shares, administrative fees and changes and revenues from sales.
(6)

Primarily cash payments by public utilities to the Government representing depreciation on capital funds invested in them by the state and revenues and expenditures for Government pensions. Expenditures for Government pensions can be in excess of revenues and therefore the remainder of this revenue heading can show a deficit.

(7)	Excluding Transfer from National Pension Fund.
(8)	As of 1999, the funding responsibility for disability and survivor pensions has been transferred to the Central Government budget.
(9)	As of 1997, the net borrowing requirement is identical to the Central Government budget balance. A negative Net borrowing requirement is equivalent with a budget balance surplus.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action not previously reported.

None.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Virtually all exchange control regulations were abolished on July 1, 1989. Foreign exchange control may, in accordance with the treaties of the European Union, only be reintroduced under certain extraordinary circumstances such as if Sweden is involved in a war.

8. Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

(In millions of SEK)
September 15, 2006
Notes and coins (excluding bank holdings)	105,503
Gold reserves of Sveriges Riksbank	22,897

9. Statements of imports and exports of merchandse for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

FOREIGN TRADE BY COMMODITY GROUP

	Year Ended December 31, 2005
	(millions of SEK)%
Exports (f.o.b.)
Food Products, Beverage and Tobacco	34,834	4
Wood Products	23,697	2
Pulp	14,365	1
Paper and Board	69,210	7
Petroleum Products	46,952	5
Coal and other Fuels	5,547	1
Iron and Steel	57,829	6
Iron Ore	8,395	1
Non-Ferrous Metals	15,571	2
Other Minerals	5,339	1
Other Raw Materials	2,381	0
Manufactured Metal	27,586	3
Machinery and Equipment	295,133	30
Motor Vehicles and Spare Parts	138,412	14
Ships	2,864	0
Chemicals and Plastics	109,166	11
Clothes, Shoes and Leather	10,305	1
Other Manufactured Products	102,387	11
Other Products	2,550	0
Total Exports	972,522	100

	Year Ended December 31, 2005
	(millions of SEK)%
Imports (c.i.f.) by Country of Consignment
Food Products, Beverage and Tobacco	62,756	8
Wood Products	6,801	1
Pulp	2,525	0
Paper and Board	12,097	1
Petroleum Products	34,278	4
Crude Oil	56,411	7
Coal and other Fuels	7,534	1
Iron and Steel	38,478	5
Non-Ferrous Metals	15,190	2
Other Minerals	10,263	1
Other Raw Materials	7,784	1
Manufactured Metal	23,313	3
Machinery and Equipment	226,558	27

FOREIGN TRADE BY COMMODITY GROUP

	Year Ended December 31, 2005
	(millions of SEK)%
Motor Vehicles and Spare Parts	94,964	11
Ships	6,173	1
Chemicals and Plastics	88,153	11
Clothes, Shoes and Leather	29,315	4
Other Manufactured Products	109,520	13
Other Products	143	0
Total Imports	832,258	100

GEOGRAPHIC DISTRIBUTION OF FOREIGN TRADE

	Year Ended December 31, 2005
	(millions of SEK)%

Exports (f.o.b.)

European Union (EU)
United Kingdom	72,234	7
Germany	100,915	10
Denmark	67,077	7
Finland	59,379	6
Other EU countries (1)	225,638	23
Total EU	525,242	54

European Free Trade Association (EFTA)
Norway	84,392	9
Other EFTA countries (2)	12,624	1
Total EFTA	97,017	10

Central and Eastern Europe	47,426	5
Russia	15,925	2
United States	102,676	11
Japan	14,829	2
State trading countries in Asia and America	19,273	2
OPEC countries	28,770	3
Other countries	121,364	12
Total Exports	972,522	100

(1) France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal and Austria.

(2) Switzerland, Liechtenstein and Iceland.

	Year Ended December 31, 2005
	(millions of SEK)%

Imports (c.i.f.) by Country of Consignment
European Union (EU)
United Kingdom	57,446	7
Germany	150,822	18
Denmark	79,037	9
Finland	50,568	6
Other EU countries (1)	200,849	24
Total EU	538,722	65

European Free Trade Association (EFTA)
Norway	67,757	8

GEOGRAPHIC DISTRIBUTION OF FOREIGN TRADE

	Year Ended December 31, 2005
	(millions of SEK)%

Other EFTA countries (2)	8,848	1
Total EFTA	76,605	9

Central and Eastern Europe	57,158	7
Russia	24,630	3
United States	28,079	3
Japan	17,416	2
State trading countries in Asia and America	22,498	3
OPEC countries	8,068	1
Other countries	59,082	7

Total Imports	832,258	100

(1) France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal and Austria.

(2) Switzerland, Liechtenstein and Iceland.

10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the registrant has published balances of international payments).

Balance of Payments

December 31, 2005
(billions of SEK)

Current Account	162.6
Trade in goods (f.o.b. — f.o.b.)	141.6
Net trade of goods	140.9
Correction items	0.7
Services	60.8
Transportation	22.6
Travel	(25.2)
Other services	63.4
Compensation of employees	(1.3)
Investment income	(3.8)
Direct investment	41.9
Portfolio investment excluding financial derivatives	(31.7)
Income on equity	5.8
Income on debt (interest)	(37.5)
Other investment	(14.0)
Current transfers	(34.7)
Contributions etc. to/from the EU	(14.5)
Development assistance grants	(11.4)
Other current transfers	(8.8)
Capital account	2.4
Contributions etc. to/from the EU, investment	2.2
Development assistance grants, investment	(0.2)
Other	0.4
Financial Account	(177.0)
Direct investment	(92.2)
Abroad	(194.5)
Equity capital	(110.1)
Loans etc.	18.3
Reinvested earnings	(102.6)
In Sweden	102.3
Equity capital	20.4
Loans etc.	7.8
Reinvested earnings	74.1
Portfolio investment excluding financial derivatives	13.8
Assets (change in Swedish investment abroad)	(95.6)
Equity securities	4.0
Debt securities	(99.7)
Liabilities (change in foreign investment in Sweden)	109.4
Equity securities	15.2
Debt securities	94.2

Balance of Payments

December 31, 2005
(billions of SEK)

Financial derivatives	(6.4)
Other investment	(86.3)
Assets (change in Swedish investment abroad)	(89.0)
Loans	(86.7)
Trade credits & Other	(2.3)
Liabilities (change in foreign investment in Sweden)	2.7
Loans	(36.9)
Trade credits & Other	39.6
Reserve assets	(5.9)
Net Errors and Omissions	12.1

This annual report comprises:

a) Pages numbered 1 to 22 consecutively.

b) The following exhibits:

Exhibit a) None

Exhibit b) None

Exhibit c) Budget Statement

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report, to be signed on its behalf by the undersigned, thereunto duly authorized, at Stockholm, Sweden, on the 29th day of September, 2006.

Kingdom of Sweden
Acting through Riksgäldskontoret

By:	/s/ Charlotte Lundberg
Charlotte Lundberg
Director
By:	/s/ Charlotte Rydin
Charlotte Rydin
General Counsel